LITHIUM AMERICAS (ARGENTINA) CORP.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on January 17, 2025

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting and Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Pacific Standard Time on January 15, 2025.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

021H2C

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Appointment of Proxyholder

I/We being holder(s) of securities of Lithium Americas (Argentina) Corp. (the "Corporation") hereby appoint: John Kanellitsas, or failing this person, Sam Pigott, or failing this person, Alex Shulga (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/LithiumAmericasArgentina and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held online at https://meetnow.global/MDAUKRK on January 17, 2025 at 10:00 am, Pacific Standard Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Approval of Arrangement Resolution
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the shareholders, the full text of which is attached as Schedule "A" to the management information circular dated December 4, 2024 (the "Circular") for a statutory arrangement under section 288 of the *Business Corporations Act* (British Columbia) providing for, among other items, the continuation of the Corporation pursuant to article 161 et seq. of the *Swiss Federal Act on International Private Law* and under articles 620 et seqq. of the *Swiss Code of Obligations*, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the *Swiss Code of Obligations*.

2. Approval of Ancillary Resolutions: Change of the Corporation name
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular approving a change of name of the Corporation from Lithium Americas (Argentina) Corp. to "Lithium Argentina AG/Lithium Argentina SA".

3. Approval of Ancillary Resolutions: Approval of corporate purpose
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders, the full text of which is set out in the Circular approving the corporate purpose of the Corporation.

4. Approval of Ancillary Resolutions: Share capital of the Corporation
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular approving the share capital of the Corporation.

5. Approval of Ancillary Resolutions: Introduction of capital band
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders, the full text of which is set out in the Circular approving a capital band.

6. Approval of Ancillary Resolutions: Introduction of conditional capital for equity incentive plans
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders, the full text of which is set out in the Circular approving conditional capital for equity incentive plans.

7. Approval of Ancillary Resolutions: Introduction of conditional capital for financing purposes
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders, the full text of which is set out in the Circular approving conditional capital for financing purposes.

8. Approval of Ancillary Resolutions: New Articles of Association of the Corporation (general revision of the articles of association)
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders, the full text of which is set out in the Circular approving new Articles of Association of the Corporation.

9. Approval of Ancillary Resolutions: New Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders, the full text of which is set out in the Circular approving Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business.

For Against

10. Approval of Ancillary Resolutions: Appointment of statutory auditor
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular approving the appointment of statutory auditor.

11. Approval of Ancillary Resolutions: Confirmation of John Kanellitsas
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of John Kanellitsas to the board of directors of the Corporation (the "Board") and as executive chair of the Board.

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12. Approval of Ancillary Resolutions: Confirmation of Sam Pigott
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Sam Pigott to the Board.

13. Approval of Ancillary Resolutions: Confirmation of George Ireland
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of George Ireland to the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee.

14. Approval of Ancillary Resolutions: Confirmation of Diego Lopez Casanello
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Diego Lopez Casanello to the Board.

15. Approval of Ancillary Resolutions: Confirmation of Robert Doyle
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Robert Doyle to the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee.

16. Approval of Ancillary Resolutions: Confirmation of Franco Mignacco
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Franco Mignacco to the Board.

17. Approval of Ancillary Resolutions: Confirmation of Monica Moretto
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Monica Moretto to the Board.

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18. Approval of Ancillary Resolutions: Confirmation of Calum Morrison
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Calum Morrison to the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee.

19. Approval of Ancillary Resolutions: Appointment of Independent Representative
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of shareholders, the full text of which is set out in the Circular confirming the appointment of Anwaltskanzlei Keller AG as independent voting representative of the Corporation.

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.

WLBQ 376033 AR0 +

021H3E